DiMuroGinsberg PC
ATTORNEYS AT LAW

April 25, 2016

James Watt
Chief Executive Officer
BrewDog USA Inc.
65 East State Street, Suite 1800
Columbus, OH 43215

Re: BrewDog USA, Inc.

Dear Mr. Watt:

In connection with the Regulation A offering of Common Stock for BrewDog USA Inc. dated April 25, 2016, please accept this letter as my opinion under the laws of the state of Delaware as to the legality of the securities covered by the Offering Statement.

It is my opinion that under the laws of the state of Delaware, the shares of Common Stock offered will, when sold, be legally issued, fully paid and non-assessable.

Very Truly Yours,

Kendall A. Almerico

1101 King Street, Suite 610
Alexandria, Virginia 22314
Tel: 703.684.4333 Fax: 703.548.3181

1750 Tysons Blvd., Suite 1500
Tysons Corner, Virginia 22102
Tel: 703.289.5118 Fax: 703.388.0648